UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Patheon N.V.
(Name of Subject Company)

Patheon N.V.
(Names of Persons Filing Statement)

Ordinary shares, par value €0.01 per share
(Title of Class of Securities)

N6865W105
(CUSIP Number of Class of Securities)

Eric Sherbet
 General Counsel and Secretary
Evert van de Beekstraat 104
1118, CN, Amsterdam Schiphol
The Netherlands
+31 (0)20 622 3243

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Robert B. Pincus, Esq.
Faiz Ahmad, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
Wilmington, Delaware 19801
(302) 651-3000

       ☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on May 31, 2017 (as amended by Amendment No. 1 to Schedule 14D-9, filed with the SEC on June 26, 2017, together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), by Patheon N.V., a public limited liability company organized under the laws of The Netherlands (“Patheon”). The Schedule 14D-9 relates to the offer by Thermo Fisher (CN) Luxembourg  S.à r.l., a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg (“Purchaser”), and a wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), to purchase all of the outstanding ordinary shares, par value €0.01 per share of Patheon (the “Shares”) at a purchase price of $35 per share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash (the “Offer Consideration”) pursuant to a purchase agreement, dated May 15, 2017, (the “Purchase Agreement”) by and between Patheon, Purchaser and Parent, upon the terms and subject to the conditions set forth in an Offer to Purchase, dated May 31, 2017 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Arrangements with Current Executive Officers, Directors and Affiliates of Patheon

Item 3 of the Schedule 14D-9 under the heading “Arrangements with Current Executive Officers, Directors and Affiliates of Patheon – Post-Closing Arrangements” is hereby amended and supplemented to amend  the first full paragraph on page 17 of the Schedule 14D-9 and to add the following additional sub-heading, entitled “Offer Letter with Michel Lagarde” after the first paragraph:

Thermo Fisher and Purchaser have engaged in discussions with certain executive officers of Patheon with respect to potential compensation arrangements to be effective following the Offer Closing, but other than the Lagarde Offer Letter described below, no definitive agreements or arrangements have been entered into as of July 17, 2017 between Thermo Fisher or Purchaser and any such executive officers.

Offer Letter with Michel Lagarde

The following summary description of the Lagarde Offer Letter (as defined below) and all other provisions of the Lagarde Offer Letter discussed herein are qualified by reference to such Lagarde Offer Letter, which has been filed as Exhibit (e)(24) to the Schedule 14D-9 filed with the SEC in connection with the Offer and is incorporated herein by reference.

On July 14, 2017, Thermo Fisher entered into an offer letter with Michel Lagarde for the position of Senior Vice President and President, Contract Development and Manufacturing of Thermo Fisher, contingent upon the Offer Closing (the “Lagarde Offer Letter”).  The Lagarde Employment Agreement, as described in the section of this Schedule 14D-9 captioned “Severance and Change of Control Arrangements for Executive Officers,” beginning on page 12, will remain in effect, except as modified by the Lagarde Offer Letter.

Pursuant to the Lagarde Offer Letter, Mr. Lagarde’s annual base salary initially will remain $750,000, payable in regular installments in accordance with Thermo Fisher practices, and his target annual incentive opportunity initially will remain 100% of his annual base salary.  Mr. Lagarde will be eligible for an additional bonus of up to $750,000, the actual amount of which will be determined based on the achievement of individual synergy objectives for 2018 and 2019.

Upon the Offer Closing, Mr. Lagarde’s time-vesting Patheon Options and Patheon RSUs will be exchanged for Adjusted Options and Adjusted RSUs on the same terms as are applicable to other award holders generally.  Upon the Offer Closing, Mr. Lagarde’s performance-vesting Patheon Options will be canceled and exchanged for options to purchase shares of Thermo Fisher common stock (the “Replacement Options”) with a value (as determined using a methodology to be mutually agreed between Thermo Fisher and Mr. Lagarde) equal to the value of such canceled performance-vesting Patheon Options assuming the applicable performance goals were achieved in full.  The Replacement Options will vest ratably over a two-year period, with 50% vesting on each of the first and second anniversaries of the Offer Closing.  If Mr. Lagarde’s employment is terminated involuntarily without cause or due to death or disability, or he resigns for good reason, all of his unvested Adjusted Options, Adjusted RSUs and Replacement Options will vest in full.

Thermo Fisher will recommend to its compensation committee that, as soon as practicable following the Offer Closing, Mr. Lagarde be granted Thermo Fisher equity awards with an aggregate value of $2,500,000, which will consist of 50% stock options and 50% time-based restricted stock units.  The stock options will have a seven-year term, and vest ratably over a four-year period, with 25% vesting on each of the first through fourth anniversaries of the grant date.  The restricted stock units will vest over a three-and-a-half-year period, with 15% vesting six months following the grant date, and 25%, 30% and 30% vesting 18 months, 30 months and 42 months following the grant date, respectively.  In addition, Mr. Lagarde will be eligible for annual long-term incentive awards with a target value of at least $1,000,000 for 2018 and $2,500,000 for 2019.

As an executive of Thermo Fisher, Mr. Lagarde will also be eligible for additional life insurance paid by Thermo Fisher, and Mr. Lagarde will have the option to defer a portion of his compensation (salary and bonus) into Thermo Fisher’s deferred compensation plan, which provides a 100% match on the first 6% of compensation deferred into the plan, subject to plan rules and restrictions.  Mr. Lagarde will additionally be eligible for an executive long-term disability (“LTD”) benefit paid by Thermo Fisher, which can provide up to an additional $10,000 of monthly LTD benefit.

Mr. Lagarde will continue to receive his current benefit and executive perquisite levels for at least one year following the Offer Closing, and after integration, his benefits will be at least equal to those of similarly situated executives at Thermo Fisher.  During the period between the Offer Closing and May 1, 2018, Mr. Lagarde will continue to be eligible to receive severance benefits under his employment agreement with PPS, as described in the section of this Schedule 14D-9 captioned “Severance and Change of Control Arrangements for Executive Officers,” beginning on page 12, except that Mr. Lagarde has agreed and acknowledged that his new position with Thermo Fisher is not a basis for asserting a good reason termination.  On May 2, 2018, Mr. Lagarde will be eligible for benefits under Thermo Fisher’s Executive Severance Policy and upon the Offer Closing, Mr. Lagarde will be eligible for benefits under Thermo Fisher’s standard Executive Change in Control Retention Agreement, which severance and change-in-control benefits will be at least equal to those of similarly situated executives at Thermo Fisher. Generally, under Thermo Fisher’s Executive Severance Policy, Mr. Lagarde would be entitled to, among other benefits, severance pay equal to 1.5 times Mr. Lagarde’s base annual salary and target bonus at the time if Mr. Lagarde’s employment is terminated without “cause” (as defined in the policy).

Mr. Lagarde’s eligibility for benefits under Thermo Fisher’s Executive Severance Policy is contingent upon his execution of a noncompetition agreement upon the Offer Closing.  Pursuant to the noncompetition agreement, during Mr. Lagarde’s employment with Thermo Fisher and for 18 months thereafter, he will be prohibited from competing with Thermo Fisher and soliciting Thermo Fisher’s customers, clients and employees.  During the period from the Offer Closing until the second anniversary thereof, activities will only be considered competitive for purposes of the noncompetition agreement if they are competitive with the business of Patheon as conducted on the date of the Offer Closing; after the second anniversary of the Offer Closing, activities that are competitive with any business of Thermo Fisher will be considered competitive for purposes of the noncompetition agreement.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(e)(24)	Offer Letter, dated July 14, 2017, between Thermo Fisher Scientific Inc. and Michel Lagarde.

Forward-Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Words such as “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements, but other statements that are not historical facts may also be deemed to be forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties; dependence on customers’ capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to recent and pending acquisitions, including the proposed transaction, may not materialize as expected; the proposed transaction not being timely completed, if completed at all; prior to the completion of the transaction, Patheon’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; the outcome of any legal proceedings related to the proposed transaction; and the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo Fisher’s Annual Report on Form 10-K for the year ended December 31, 2016, which is on file with the U.S. Securities and Exchange Commission (“SEC”) and available in the “Investors” section of Thermo Fisher’s website, ir.thermofisher.com, under the heading “SEC Filings,” and in any subsequent Quarterly Reports on Form 10-Q and other documents Thermo Fisher files with the SEC, and in Patheon’s Annual Report on Form 10-K for the year ended October 31, 2016 and its subsequent Quarterly Reports on Form 10-Q, including its Quarterly Report on Form 10-Q for the quarter ended January 31, 2017 and its Quarterly Report on Form 10-Q for the quarter ended April 30, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Patheon’s website, ir.patheon.com, under the heading “SEC Filings,” and in other documents Patheon files with the SEC. While Thermo Fisher or Patheon may elect to update forward-looking statements at some point in the future, Thermo Fisher and Patheon specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing either Thermo Fisher’s or Patheon’s views as of any date subsequent to today.

Additional Information and Where to Find It

The tender offer referenced herein commenced on May 31, 2017.  This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Patheon or any other securities, nor is it a substitute for the tender offer materials that Thermo Fisher and its acquisition subsidiary have filed with the SEC.  On May 31, 2017, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, was filed with the SEC by Thermo Fisher and its acquisition subsidiary and a solicitation/recommendation statement on Schedule 14D-9 was filed with the SEC by Patheon with respect to the tender offer. The offer to purchase all of the outstanding ordinary shares of Patheon is only being made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. Patheon also filed a proxy statement with the SEC on June 26, 2017 in connection with the extraordinary general meeting of shareholders of Patheon at which the Patheon shareholders will vote on certain proposed resolutions in connection with the transaction (the “EGM Proposals”).

THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND THE OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND THE PROXY STATEMENT CONTAIN IMPORTANT INFORMATION.  INVESTORS AND SHAREHOLDERS OF PATHEON ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES OR MAKING ANY VOTING DECISION.

The tender offer materials (including the offer to purchase and the related letter of transmittal and the other tender offer documents), the solicitation/recommendation statement and the proxy statement and other documents filed with the SEC by Thermo Fisher or Patheon may be obtained free of charge at the SEC’s website at www.sec.gov or at Patheon’s website at www.patheon.com or by contacting Patheon’s investor relations department at 919-226-3165 or at Thermo Fisher’s website at www.thermofisher.com or by contacting Thermo Fisher’s investor relations department at 781-622-1111. In addition, investors and shareholders of Patheon may obtain free copies of the tender offer materials by contacting D.F. King & Co., Inc., Thermo Fisher’s information agent for the tender offer.

Participants in the Solicitation

Patheon, its directors and executive officers and other members of its management and employees, as well as Thermo Fisher and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Patheon’s shareholders in connection with the EGM Proposals. Information about Patheon’s directors and executive officers and their ownership of Patheon ordinary shares is set forth in the proxy statement for Patheon’s 2017 annual general meeting of shareholders, which was filed with the SEC on January 26, 2017.  Information about Thermo Fisher’s directors and executive officers is set forth in the proxy statement for Thermo Fisher’s 2017 annual meeting of stockholders, which was filed with the SEC on April 4, 2017.  Shareholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the EGM Proposals, including the interests of Patheon’s directors and executive officers in the transaction, which may be different than those of Patheon’s shareholders generally, by reading the proxy statement which Patheon filed with the SEC on June 26, 2017 and other relevant documents regarding the transaction.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Patheon N.V.

By:	/s/ Eric Sherbet
	Name:	Eric Sherbet
	Title:	General Counsel and Secretary

Date: July 17, 2017